May 29, 2019

Gene Kinney
Chief Executive Officer
Prothena Corporation plc
77 Sir John Rogerson's Quay, Block C
Dublin 2, D02 T804, Ireland

       Re: Prothena Corporation plc
           Registration Statement on Form S-3
           Filed May 22, 2019
           File No. 333-231675

Dear Dr. Kinney:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that you have outstanding comments on your Form 10-K for the fiscal year ended
       December 31, 2017 and subsequent periodic reports. Please note that all comments on these filings will need to be fully resolved before we can act on a request for acceleration of the effectiveness of your Form S-3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Gene Kinney
Prothena Corporation plc
May 29, 2019
Page 2

statement.

        Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
Chief, at 202-551-3469 with any questions.



FirstName LastNameGene Kinney                            Sincerely,
Comapany NameProthena Corporation plc
                                                         Division of
Corporation Finance
May 29, 2019 Page 2                                      Office of Healthcare &
Insurance
FirstName LastName